This press release may not be published, distributed or diffused in the United States of America.

This press release is not an extension into the United States of the tender offer mentioned herein.

Please see the important notice at the end of this press release.

(Translation)

March 30, 2026

Company name:	Toyota Motor Corporation
Name of representative:	Koji Sato, President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
Tel: +81-(0)###-##-####

Notice Concerning Tender Offer for Own Shares and Repurchase of Shares

Toyota Motor Corporation (the “Company” or “TMC”) has decided to conduct a share repurchase, and a tender offer as the specific method for such repurchase (the “Tender Offer for Own Shares”), pursuant to Article 156, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended; the “Companies Act”) as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution dated today in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, as detailed below.

1. Purpose of the Tender Offer

As announced in the “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” dated June 3, 2025, the Company had decided that it intended to conduct a share repurchase, and the Tender Offer for Own Shares as the specific method for such repurchase, pursuant to Article 156, Paragraph 1 of the Companies Act as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution of June 3, 2025 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation.

The Tender Offer for Own Shares was scheduled to be conducted in relation to a tender offer for the share certificates of Toyota Industries Corporation (“Toyota Industries”) (such share certificates, the “Toyota Industries Shares”) (such tender offer, the “Tender Offer for Toyota Industries”) by Toyota Asset Preparatory Co., Ltd. (“Toyota Industries’ Offeror”), a company established on June 9, 2025 separately from, and whose issued shares are fully owned by, a stock company established by Toyota Fudosan Co., Ltd. (“Toyota Fudosan”), an affiliated company of the Company, (such stock company, established on June 9, 2025 as Toyota Asset Co., Ltd., the “Parent Company of Toyota Industries’ Offeror”), as described in the “Notice Concerning Planned Commencement of Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201)” announced on June 3, 2025 by Toyota Fudosan (the “Press Release of Toyota Industries’ Offeror”), and the Company executed a master agreement dated June 3, 2025 with Toyota Fudosan (the “Master Agreement”). It was agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror would also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror became parties to the Master Agreement.

Additionally, the Company has executed amendments to the Master Agreement on January 14, 2026 and March 6, 2026 with respect to changes to the terms and conditions of the Contribution (as defined below) and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror. (For details of the Master Agreement, please refer to “(ii) Execution of the Master Agreement” in “(7) Other matters” in “3. Outline of the Tender Offer” below.)

In accordance with the Master Agreement, the Tender Offer for Own Shares was planned to be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. In this connection, the Company has been notified by Toyota Industries’ Offeror that the Tender Offer for Toyota Industries was successfully completed, with the number of Toyota Industries Shares tendered reaching 191,087,116 shares, which exceeds the minimum number of shares to be purchased (126,215,300 shares), as stated in the “Notice Concerning Results of Tender Offer for the Share Certificates, Etc. of Toyota Industries Corporation (Securities Code: 6201)” announced on March 24, 2026 by Toyota Industries’ Offeror (the “Press Release on Toyota Industries’ Tender Offer Results”). In light of this, having determined that there are no circumstances that would prevent the satisfaction of the conditions precedent to the Tender Offer for Own Shares, the Company has resolved to conduct the Tender Offer for Own Shares by way of a written resolution dated today in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation.

As mentioned in the “Dividends” section of the Company’s website, the Company deems improving shareholder returns as one of its priority management policies and continues to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value. The Company strives for the stable and continuous increase of dividends.

With a view to surviving tough competition and transitioning to a mobility company, the Company aims to utilize its internal funds mainly for investment in growth for the next generation, such as environmental technologies to achieve a carbon-neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners, and local communities.

Not for distribution in or into the United States.

The Company’s basic policy is to pay interim and year-end dividends as dividends of surplus twice a year, and the Company resolves to pay these dividends at a meeting of the board of directors pursuant to the Articles of Incorporation.

In the fiscal year ended March 31, 2025, the Company paid an interim dividend of 40 yen per share and a year-end dividend of 50 yen per share, with a payout ratio (consolidated) of 25.0%.

The Company’s Articles of Incorporation provide that the Company may, pursuant to Article 165, Paragraph 2 of the Companies Act, repurchase its own shares by a resolution of the board of directors without a resolution of the general meeting of shareholders. The purpose of this provision is to implement a flexible capital policy in response to the business environment. During the past 10 years ending June 2, 2025, the Company repurchased its own shares through market purchases on the Tokyo Stock Exchange, Inc. (the “TSE”) as shown in the table below:

Date of Resolution	Repurchase Period	Toal Number of Repurchased Shares (Note 1)	Total Purchase Price
Board of directors meeting held on November 5, 2015	February 8, 2016 to March 9, 2016	23,000,000 shares (115,000,000 shares)	139,306,482,600 yen
Board of directors meeting held on May 11, 2016	May 18, 2016 to September 2, 2016	87,522,700 shares (437,613,500 shares)	499,984,872,900 yen
Board of directors meeting held on November 8, 2016	November 15, 2016 to January 26, 2017	29,033,000 shares (145,165,000 shares)	199,984,654,400 yen
Board of directors meeting held on May 10, 2017	May 17, 2017 to August 22, 2017	40,335,500 shares (201,677,500 shares)	249,984,863,600 yen
Board of directors meeting held on November 7, 2017	November 14, 2017 to February 21, 2018	33,372,900 shares (166,864,500 shares)	249,984,504,300 yen
Board of directors meeting held on May 9, 2018	May 16, 2018 to August 2, 2018	40,808,800 shares (204,044,000 shares)	299,981,727,100 yen
Board of directors meeting held on November 6, 2018	November 13, 2018 to January 28, 2019	36,813,900 shares (184,069,500 shares)	249,981,516,800 yen
Board of directors meeting held on May 8, 2019	May 15, 2019 to September 20, 2019	43,347,500 shares (216,737,500 shares)	299,999,971,300 yen
Board of directors meeting held on November 7, 2019	November 11, 2019 to March 3, 2020	26,185,400 shares (130,927,000 shares)	199,999,343,174 yen

Not for distribution in or into the United States.

Board of directors meeting held on May 12, 2021	June 18, 2021 to September 22, 2021	25,841,400 shares (129,207,000 shares)	249,999,938,600 yen
Board of directors meeting held on November 4, 2021	November 5, 2021 to March 7, 2022	70,355,500 shares	149,999,840,600 yen
Board of directors meeting held on March 23, 2022	March 24, 2022 to May 10, 2022	46,225,900 shares	99,999,829,781 yen
Board of directors meeting held on May 11, 2022	June 17, 2022 to November 1, 2022	90,270,600 shares	185,684,676,616 yen
Board of directors meeting held on November 1, 2022	November 2, 2022 to March 16, 2023	79,158,400 shares	149,999,952,100 yen
Board of directors meeting held on May 10, 2023	May 18, 2023 to October 30, 2023	64,590,700 shares	149,999,927,050 yen
Board of directors meeting held on November 1, 2023	November 2, 2023 to April 24, 2024	32,097,200 shares	99,999,796,450 yen
Board of directors meeting held on May 8, 2024	May 9, 2024 to April 15, 2025	117,063,600 shares	315,514,505,582 yen

(Note 1)

The Company has conducted a five-for-one stock split of the Company’s common shares (the “TMC Common Shares”) effective October 1, 2021. The numbers in parentheses in the table above reflect the effect of the stock split.

In addition to those stated in the above table, the Company also announced a share repurchase through a tender offer on July 23, 2024 (purchase period: July 24, 2024 to August 26, 2024), which was resolved at the meeting of the board of directors held on May 8, 2024, and purchased 290,122,375 shares for a total purchase price of 806,830,324,875 yen, as stated in the “Notice Concerning Results of Share Repurchase Through Tender Offer” announced on August 27, 2024. Furthermore, the Company conducted another share repurchase on September 25, 2024, buying back 29,673,300 shares for a total purchase price of 77,655,026,100 yen through off-auction own share repurchase trading system (ToSTNeT-3) pursuant to resolutions adopted at the meetings of the board of directors held on May 8, 2024 and September 24, 2024.

As described above, the Company has been continuously repurchasing its own shares.

In this connection, the Company submitted to Toyota Industries on December 16, 2024 an initial letter of intent on consideration of the privatization of Toyota Industries and began preliminary discussions with Toyota Fudosan from early February 2025 concerning the possibility of the Tender Offer for Toyota Industries. (For details of such discussions, please refer to the Press Release of Toyota Industries’ Offeror.) During the course of these discussions, the Company asked Toyota Industries about the possibility of selling the TMC Common Shares held by Toyota Industries to confirm the overall feasibility of the series of transactions aimed at delisting Toyota Industries Shares (the “Transactions”). Subsequently, Toyota Industries responded positively to the Transactions, including the sale of the TMC Common Shares. Since the purchase of the TMC Common Shares held by Toyota Industries as treasury shares would mean a considerable repurchase of own shares in a relatively short period of time without impairing the liquidity of the TMC Common Shares, the Company began considering a share repurchase based on the assumption that the Company would purchase all of the TMC Common Shares held by Toyota Industries (number of shares held as of June 3, 2025: 1,192,330,920 shares; ownership percentage (Note 2): 9.15%).

Not for distribution in or into the United States.

(Note 2)

“Ownership percentage” means the ratio of the shares owned (rounded to two decimal places; hereinafter the same) to the number of shares (13,032,703,674 shares) obtained by deducting (i) the total number of treasury shares (2,762,283,786 shares), calculated by adding the number of treasury shares held by TMC as of March 31, 2025 (2,746,057,686 shares) and the number of treasury shares purchased by the Company through a share repurchase conducted during the period from April 1, 2025 to April 15, 2025 as described in the “Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock” announced by the Company on April 18, 2025 (16,226,100 shares), from (ii) the total number of issued shares of TMC as of March 31, 2025 (15,794,987,460 shares) as stated in the “Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (IFRS)” announced by the Company on May 8, 2025.

With regard to the specific method for the share repurchase, the Company carefully considered the repurchase of a certain number of its own shares from the perspective of the Company’s capital policy, taking into consideration the transparency of transactions and the status of transactions in the market. As a result, the Company concluded that it is appropriate to repurchase the TMC Common Shares held by Toyota Industries by way of a tender offer for the following reasons: (i) a tender offer will provide shareholders other than Toyota Industries with a certain period of time to consider, and will also give them the opportunity to decide, based on market price trends, whether to accept the Company’s repurchase of its own shares; (ii) purchases made through statutory tender offer procedures will ensure the transparency of transactions; (iii) a tender offer is an off-market transaction with relatively little impact on the liquidity of the TMC Common Shares in the market; and (iv) the purchase of own shares through a market purchase or after-hours trading requires that the purchase price be set at the market price, which does not permit a purchase at a certain discount from the market price, and is therefore not a superior option to a tender offer.

Not for distribution in or into the United States.

In determining the purchase price of the Tender Offer for Own Shares (the “Tender Offer Price”), the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries in the event the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price (rounded to the nearest yen; hereinafter the same) of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price (rounded to the nearest yen; hereinafter the same) of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. (The resulting price shall be rounded to the nearest yen; hereinafter the same. Provided, however, that if such price exceeds a certain maximum price, the maximum price shall be used.) In respect of the discount rate, of the 77 Reference Cases (as defined in “(i) Basis of calculation” in “(3) Basis for the calculation of the Tender Offer Price” in “3. Outline of the Tender Offer”), in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 Reference Cases (as of January 2026), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price.

As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of June 3, 2025 (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

In addition, the Company was requested by Toyota Fudosan to consider the following: (i) to subscribe for preferred shares (non-voting shares that are class shares with no conversion rights to common shares) to be issued by the Parent Company of Toyota Industries’ Offeror through a third-party allotment (the “Contribution”) during the period from the successful completion of the Tender Offer for Toyota Industries to the settlement of the Tender Offer for Toyota Industries as described in the Press Release of Toyota Industries’ Offeror, as part of support for the Tender Offer for Toyota Industries, which Toyota Fudosan is considering implementing through Toyota Industries’ Offeror (the Tender Offer for Own Shares and the Contribution, collectively, the “Transactions Involving TMC”); and (ii) to sell all of Toyota Industries Shares held by the Company (74,100,604 shares; ownership percentage of Toyota Industries Shares: (Note 3): 24.66%) (the “Toyota Industries Shares Held by TMC”) in the share repurchase of the Toyota Industries Shares Held by TMC to be conducted by Toyota Industries (the “Toyota Industries Share Repurchase”) on condition that a series of transactions aimed at making Toyota Industries’ Offeror and TMC the only shareholders of Toyota Industries and delisting Toyota Industries Shares (the “Toyota Industries Squeeze-Out Procedures”) have been completed, after the successful completion of the Tender Offer for Toyota Industries, and to not tender its shares in the Tender Offer for Toyota Industries.

(Note 3)

“Ownership percentage of Toyota Industries Shares” means the ratio of the shares owned (rounded to two decimal places) to the number of shares (300,472,550 shares) obtained by deducting (i) the number of treasury shares (25,368,090 shares) held by Toyota Industries as of December 31, 2025 from (ii) the total number of issued shares of Toyota Industries as of December 31, 2025 (325,840,640 shares) as stated in the “Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (IFRS)” announced by Toyota Industries on February 3, 2026.

As mentioned in the Press Release of Toyota Industries’ Offeror, it is planned that Mr. Akio Toyoda (“Mr. Toyoda”), who is the Chairman of the Board of Directors and Representative Director of the Company and concurrently serves as the Chairman of the Board of Directors and Representative Director of Toyota Fudosan, and Toyota Fudosan will make capital contributions to the Parent Company of Toyota Industries’ Offeror. Since one of the aspects of the Transactions Involving TMC is to provide financial support for the Tender Offer for Toyota Industries to be conducted by the Parent Company of Toyota Industries’ Offeror through Toyota Industries’ Offeror which involves a potential risk of conflicts of interest between Mr. Toyoda and the Company, measures have been taken to avoid such conflicts of interest as much as possible and to ensure fairness. Specifically, an advisory committee (the “Advisory Committee”) has been established, consisting of Mr. Masahiko Oshima, an outside member of the board of directors of the Company, and Mr. George Olcott and Ms. Hiromi Osada, outside audit & supervisory board members of the Company, who have expertise in financial markets and extensive practical experience, as well as broad knowledge in fields other than finance, and who do not have a material interest with Toyota Industries, Toyota Fudosan, or Mr. Toyoda, from among the outside members of the board of directors and outside audit & supervisory board members of the Company, and the Company has received a report from the Advisory Committee (the “June 3, 2025 Report”) to the effect that: (i) the Transactions Involving TMC, including the Tender Offer for Own Shares, contribute to the improvement of the Company’s corporate value and the purpose of the Transactions Involving TMC is reasonable; (ii) the appropriateness of the conditions of the Transactions Involving TMC is ensured; (iii) sufficient consideration has been given to the Company’s interests through fair procedures concerning the Transactions Involving TMC; and (iv) it is appropriate for the Company’s board of directors to make the decision to conduct the Transactions Involving TMC. The Advisory Committee has appointed Plutus Consulting Co. Ltd. (“Plutus”) as an independent financial advisor and Hibiya Park Law Offices as an independent legal advisor. While receiving advice from both advisors, the Advisory Committee received explanations about the purposes and procedures of the Transactions Involving TMC from the Company’s project team member and Nakamura, Tsunoda & Matsumoto, an independent legal advisor appointed by the Company, followed by a Q&A session, and also received explanations regarding the appropriateness of the conditions for the Company’s investment in non-voting preferred shares from the Company’s project team member and KPMG FAS Co., Ltd. (“KPMG”), an independent valuator appointed by the Company, followed by a Q&A session. The Advisory Committee then reviewed the reasonableness of the pricing formula for the Tender Offer Price, received reports on how the conditions of the Transactions Involving TMC, including the pricing formula, was negotiated, and discussed the matters of consultation referred to the Advisory Committee, by providing its opinions as necessary, before submitting the report as described above. A summary of the reasons for the report is provided below.

Not for distribution in or into the United States.

i.

Based on the following points, the Transactions Involving TMC, including the Tender Offer for Own Shares, contribute to the improvement of the Company’s corporate value and the purpose of the Transactions Involving TMC is reasonable.

There are no particularly unreasonable aspects regarding the Company’s purpose described in the significance and purpose of participating in the delisting of Toyota Industries and the series of transactions below, or regarding the significance of privatizing Toyota Industries recognized by Toyota Fudosan and Toyota Industries as stated in the Press Release of Toyota Industries’ Offeror.

In other words, for the Toyota Group (consisting of a total of 18 companies (as of March 31, 2025), including TMC, Toyota Fudosan, DENSO Corporation, Toyota Tsusho Corporation, and Aisin Corporation, although not necessarily parent or subsidiary companies, affiliated companies, or companies under common control; hereinafter the same), which is advancing initiatives for the transformation into a mobility company, Toyota Industries, a leading company in the field of mobility of goods, is an indispensable presence. Furthermore, in order for Toyota Industries to achieve growth in new mobility domains, it is considered necessary to take a long-term perspective without being constrained by concerns over short-term deterioration of business performance, to make the most of the Toyota Group’s platforms (including its network, businesses, technology, and human resources), and to deepen business collaboration and cooperation with other Toyota Group companies. By doing so, it is believed that this will contribute to enhancing the corporate value of Toyota Industries, and ultimately, to increasing the corporate value of the Company and the Toyota Group.

Furthermore, the Transactions significantly advance efforts to improve capital efficiency by substantially unwinding cross-shareholdings among Toyota Group companies. Through this process, the optimal allocation of management resources will be achieved, and ultimately, this will contribute to the sustainable growth and long-term enhancement of corporate value for the Toyota Group as a whole.

Not for distribution in or into the United States.

Regarding the reasonableness of the scheme of the Transaction, which will result in the privatization of Toyota Industries, there are no unreasonable aspects recognized with respect to the reasons why the Toyota Industries’ Offeror will act as the offeror to carry out the privatization of Toyota Industries, the reasons for making the Contribution, and the reasons why Mr. Toyoda is planning to make a capital contribution to the Parent Company of Toyota Industries’ Offeror.

The purpose and scheme of the Transactions, including the Transactions Involving TMC, are both reasonable, and it cannot be said that they were adopted to unjustly benefit Toyota Fudosan and Mr. Toyoda at the expense of the Company.

ii.	Based on the following points, the appropriateness of the conditions of the Transactions Involving TMC is ensured.

Regarding the appropriateness of the terms of the Contribution, comprehensively taking such factors into consideration as ① that negotiations between the Company and Toyota Fudosan were conducted without any involvement from Mr. Toyoda, and with effective measures to ensure fairness in place as described in iii. below; ② that the paid-in price for the preferred shares falls within the range of the valuation results calculated by Plutus and KPMG; ③ the content of the fairness opinion obtained from Plutus; ④ that the preferred dividend rate for the preferred shares is within the range of the cost of capital related to the preferred shares as calculated by Plutus and KPMG; and ⑤ that there are no particularly unreasonable aspects regarding the redemption time or other investment conditions, the conditions for the Company’s investment in preferred shares do not unjustly benefit Mr. Toyoda or Toyota Fudosan at the expense of the Company, and the investment conditions are deemed appropriate.

Regarding the appropriateness of the conditions of the Tender Offer for Own Shares, comprehensively taking such factors into consideration as that ① the Company will, while emphasizing the clarity and objectivity of the basis, repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares; ② negotiations between the Company and Toyota Industries were conducted without any involvement of Mr. Toyoda; ③ the discount rate of 10% can be considered typical and a reasonable level based on 66 similar cases over the past three years; and ④ there are no particularly unreasonable aspects regarding conditions other than the purchase price either, the conditions of the Tender Offer for Own Shares do not unjustly benefit Mr. Toyoda or Toyota Fudosan at the expense of the Company, and the conditions of the Tender Offer for Own Shares are deemed appropriate.

Not for distribution in or into the United States.

Regarding the appropriateness of the conditions of the Toyota Industries Share Repurchase, as described below, the purchase price of such share repurchase has been set to ensure that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries. The Toyota Industries Share Repurchase also has aspects such as that ① with respect to the tender offer price in the Tender Offer for Toyota Industries (the “Price in the Toyota Industries Tender Offer”), sincere negotiations with Toyota Industries and Toyota Fudosan were conducted without any involvement of Mr. Toyoda, and with effective measures to ensure fairness in place; ② after the Tender Offer for Toyota Industries, it is planned that a squeeze-out will promptly be carried out at the same price as the Price in the Toyota Industries Tender Offer ; ③ the Price in the Toyota Industries Tender Offer is within the range of the valuation results calculated by independent valuators appointed by the Parent Company of Toyota Industries’ Offeror; and ④ with respect to the premium, when using the closing price of Toyota Industries shares as of April 25, 2025 (prior to speculative reports regarding the Transactions) as a reference, a certain degree of reasonableness can be recognized when compared to other similar cases. In light of these aspects, the privatization of Toyota Industries is considered to be carried out through procedures generally recognized as fair, and the Price in the Toyota Industries Tender Offer determined through such procedures do not unjustly benefit Mr. Toyoda or Toyota Fudosan at the expense of the Company, and it can be considered as a fair price as of the current point in time.

iii.	Based on the following points, sufficient consideration has been given to the Company’s interests through fair procedures concerning the Transactions Involving TMC.

The Company has implemented the following measures to ensure the fairness of the Transactions Involving TMC: ① the Company has established the Advisory Committee and obtained a report from the Advisory Committee; ② the Advisory Committee has obtained advice from an independent law firm; ③ the Advisory Committee has obtained a valuation report and a fairness opinion from an independent financial advisor and independent valuator; ④ the Advisory Committee has been involved in negotiations; ⑤ the Company has obtained advice from an independent law firm; ⑥ the Company has obtained a valuation report from an independent valuator; ⑦ the Company has established an independent review framework; and ⑧ the Company has disclosed information appropriately. These measures to ensure fairness, taken as a whole, are recognized to have functioned effectively.

The process for negotiating the terms of the Transactions Involving TMC was reasonable, and there are no circumstances that would impair fairness.

iv.

As described in i. through iii. above, the implementation of the Transactions Involving TMC contributes to the enhancement of the Company’s corporate value, and the purpose of the Transactions Involving TMC is recognized as reasonable. Furthermore, the appropriateness of the transaction terms and the fairness of the procedures are also recognized. Therefore, it is appropriate for the Company’s board of directors to make the decision to conduct the Transactions Involving TMC.

Not for distribution in or into the United States.

The Company had also determined by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation that, prior to a board resolution on the Tender Offer for Owns Shares, it would ask the Advisory Committee to confirm whether or not the contents of the June 3, 2025 Report provided by the Advisory Committee to the board of directors of the Company should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Owns Shares.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution mentioned above, the Company has decided that, as part of the Transactions Involving TMC: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025), the business day immediately preceding the date of written resolution in lieu of a resolution of the Company’s board of directors (June 3, 2025); and (v) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased. The Company has received explanation from Toyota Fudosan that if the number of share certificates, etc. tendered in the Tender Offer for Own Shares (the “Tendered Share Certificates, Etc.”) exceeds the number of shares to be purchased, and under the pro rata method, there will be more TMC Common Shares remaining than expected by Toyota Industries, Toyota Fudosan intends to request Toyota Industries to, as a general policy, promptly sell such remaining TMC Common Shares, although the specific method for the sale has not been determined at present.

Not for distribution in or into the United States.

On December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the Price in the Toyota Industries Tender Offer; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the Price in the Toyota Industries Tender Offer, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the Price in the Toyota Industries Tender Offer in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the Price in the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

In addition, separately, Toyota Fudosan requested that the total amount of the Contribution be increased because raising the Price in the Toyota Industries Tender Offer would require additional funding. After considering the opinions of the Advisory Committee and conducting discussions and negotiations with Toyota Fudosan, the Company agreed to increase the total amount of the Contribution from 706 billion yen to up to 800 billion yen.

The Company had determined, by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, that prior to a board resolution on the Tender Offer for Own Shares, it would ask the Advisory Committee to confirm whether or not the contents of the June 3, 2025 Report provided by the Advisory Committee to the board of directors of the Company should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Own Shares. In light of the above, in making a decision on the change of the maximum price for the Tender Offer for Own Shares and related matters, the Company obtained an additional report from the Advisory Committee dated January 14, 2026 (“January 14, 2026 Additional Report”) that, in summary, contained no change to their opinion stated in the June 3, 2025 Report. The summary of the additional report is as follows.

Not for distribution in or into the United States.

1. The principal changes to the series of transactions related to the Tender Offer for Toyota Industries, from June 3, 2025 are as described in (i) through (v) below.

(i)	Toyota Industries’ Offeror increased the Price in the Toyota Industries Tender Offer from 16,300 yen to 18,800 yen.

(ii)

In connection with the change in the Price in the Toyota Industries Tender Offer, Toyota Industries’ Offeror revised the funding structure for the settlement of the Tender Offer, increasing the amount of borrowings from Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Mizuho Bank, Ltd. (the “LBO Loans”).

(iii)

Toyota Industries’ Offeror had planned to raise the remaining funds through common share investments from the Parent Company of Toyota Industries’ Offeror; however, in light of the increase in the borrowing amount of the LBO Loans, the amount to be raised through such equity financing was also increased.

(iv)

As the source of such funds, the Parent Company of Toyota Industries’ Offeror had planned to conduct a third-party allotment of common shares in the amount of 176.5 billion yen to Toyota Fudosan (the “Common Share Investment (Toyota Fudosan)”) and a third-party allotment of preferred shares (the “Preferred Shares”) in the amount of 706.0 billion yen to the Company (the Contribution); however, the payment amount for the Common Share Investment (Toyota Fudosan) was changed to 200.0 billion yen, and the payment amount for the Contribution was changed to 800.0 billion yen.

(v)

As of the date of the June 3, 2025 Report, transfers of the Preferred Shares were contemplated to require approval by the board of directors; however, following the Parent Company of Tender Offeror for Toyota Industries being designated as a company without a board of directors, the approving authority was changed to the shareholders’ meeting.

2. Changes to the Tender Offer for Own Shares are as follows.

With respect to the Tender Offer for Own Shares, the terms and conditions relating to the Tender Offer Price were changed as follows. The Tender Offer Price is the price obtained by applying a 10% discount to the lower of (i) the closing price of the Company’s common shares on the Prime Market of the Tokyo Stock Exchange on the business day immediately preceding the date of the resolution of the Company’s board of directors that finally determines the Tender Offer Price, and (ii) the simple average of the closing prices of the Company’s common shares for the one-month period up to and including the business day immediately preceding such resolution date. There has been no change in this respect. On the other hand, as of the June 3, 2025 Report, an upper limit had been set for the Tender Offer Price, pursuant to which the closing price of the Company’s common shares on June 2, 2025, being the business day immediately preceding the date of the Company’s board resolution (June 3, 2025), namely 2,691 yen, was to serve the upper limit of the Tender Offer Price. Such upper limit was revised to “The upper limit of the Tender Offer Price shall be the closing price of the Company’s common shares of 3,641 yen on January 13, 2026, being the business day immediately preceding the date of the Company’s board resolution regarding the planned implementation of the Tender Offer for Own Shares (January 14, 2026).” The above change was made in the same manner by the three other companies in the Toyota Group.

3. Changes to the Toyota Industries Share Repurchase are as follows.

As described in Section 1 above, since the Tender Offeror for Toyota Industries increased the Price in the Toyota Industries Tender Offer from 16,300 yen to 18,800 yen, the acquisition price for the Toyota Industries Share Repurchase was correspondingly changed from approximately 13,416 yen to 15,491 yen.

Not for distribution in or into the United States.

In light of the above, the Advisory Committee submitted the following additional opinions.

i.	Opinion on Advisory Item (i) (Reasonableness of the Purpose of the Transactions Involving TMC)

As no changes have been identified since June 3, 2025 with respect to the purpose of the Transaction, including the Transactions Involving TMC, there are no changes to the contents of the June 3, 2025 Report.

ii.	Opinion on Advisory Item (ii) (Appropriateness of the Terms and Conditions of the Transactions Involving TMC)

As detailed in the June 3, 2025 Report and as outlined in the “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” dated June 3, 2025, the Company believes that through the Transactions, Toyota Industries will be able to achieve long-term growth as a leading company in the transportation of goods, without being limited by concerns about a short-term deterioration in its performance, which will contribute to improving Toyota Industries’ corporate value and ultimately the value of the entire Toyota Group, and therefore the Company believes that realizing the Transactions is extremely important for the entire Toyota Group. In addition, the Transactions will significantly advance the effort to improve capital efficiency by substantially eliminating cross-holding of shares among Toyota Group companies, and through this, the optimal allocation of management resources will be achieved, which will ultimately contribute to the sustainable growth of the entire Toyota Group and long-term improvement of corporate value.

Under these circumstances, the partial modification of the transaction terms for the Transactions Involving TMC, including the increase in the Price in the Toyota Industries Tender Offer, does not benefit any specific party. It aims to enhance the feasibility of the Transactions, and thus the purpose of the modification itself is deemed reasonable.

(1) Appropriateness of the Terms of the Contribution

(i) The negotiations between the Company and Toyota Fudosan were conducted without any involvement from Mr. Toyoda, with the effective measures to ensure fairness being taken; (ii) the payment price for the Preferred Shares was within the range of the results of the share valuation by Plutus and KPMG; (iii) the fairness opinion additionally obtained from Plutus again states that the payment price for the Preferred Shares is fair to the general shareholders of the Company from a financial point of view; (iv) the preferred dividend rate for the Preferred Shares is within the range of the capital cost of the Preferred Shares calculated by Plutus and KPMG; and (v) there are no particularly unreasonable points regarding the redemption timing and other investment terms. Therefore, the investment terms for the Preferred Shares do not unfairly benefit Mr. Toyoda or Toyota Fudosan at the expense of the Company, and the appropriateness of the investment terms can be recognized.

Not for distribution in or into the United States.

(2) Appropriateness of the Terms of the Tender Offer for Own Shares

(i) There has been no change to the fundamental approach of acquiring treasury shares at a price discounted from the market price, which is intended to ensure the clarity and objectivity of the pricing standards and to respect the interests of shareholders who do not tender their shares in the Tender Offer for Own Shares and continue to hold the Company’s common shares, while minimizing, to the extent possible, the outflow of assets from the Company; (ii) negotiations between the Company and Toyota Industries regarding the changes to the terms of the Tender Offer for Own Shares were conducted entirely without the involvement of Mr. Toyoda; (iii) the discount rate remains unchanged at 10% from June 3, 2025, and such rate can be regarded as a typical and reasonable level, even in light of the 78 comparable transactions of the same type conducted over the past three years; and (iv) no particular unreasonable matters have been identified with respect to the rationale for removing the upper limit on the tender offer price. Therefore, it can be concluded that the terms of the Tender Offer for Own Shares are not structured to provide unjust benefits to Mr. Toyoda or Toyota Fudosan at the expense of the Company, and that the terms may be regarded as fair and appropriate.

(3) Appropriateness of the Terms of the Toyota Industries Share Repurchase

Firstly, the Price in the Toyota Industries Tender Offer was changed to 18,800 yen (1) entirely without the involvement of Mr. Toyoda, after implementation of fairness assurance measures in accordance with the Fair M&A Guidelines of the Ministry of Economy, Trade and Industry (METI), dated June 28 2019; and (2) as a result of negotiations regarding the Price in the Toyota Industries Tender Offer between Toyota Industries and Toyota Fudosan on several occasions since a request for an increase of the Price in the Toyota Industries Tender Offer was made by Toyota Industries to Toyota Fudosan on December 17, 2025, and as a result the Price in the Toyota Industries Tender Offer was ultimately set at 18,800 yen. Secondly, as to whether or not the Price in the Toyota Industries Tender Offer can be considered a fair price, since (i) nothing unnatural is found in the negotiation process between Toyota Industries and Toyota Fudosan; (ii) the valuation results provided by the third-party valuation firm indicate that the Price in the Toyota Industries Tender Offer falls within the valuation range for Toyota Industries shares by the third-party valuation firm for the Toyota Industries’ Offeror, and it can be considered that the Price in the Toyota Industries Tender Offer reasonably reflects the intrinsic value of Toyota Industries shares; and (iii) the Price in the Toyota Industries Tender Offer can be evaluated as reflecting a premium over each of the following stock price measures for the Toyota Industries common shares listed on the TSE Prime Market: (i) the closing price of the Toyota Industries common shares on January 13, 2026, the business day immediately preceding the public announcement date of the Tender Offer for Toyota Industries, and the simple averages for the one-month, three-month and six-month periods up to the same day; (ii) the closing price on June 2, 2025 and the simple averages for the one-month, three-month and six-month periods up to the same day; and (iii) the closing price on April 25, 2025 (prior to speculative media reports) and the simple averages for the one-month, three-month and six-month periods up to the same day.; (vi) after press release by the Toyota Industries’ Offeror disclosed the scheme and terms of the Tender Offer for Toyota Industries, an environment was created in which other potential bidders could make competing proposals, and an indirect market check was thereby conducted; no competing proposal or proposal seeking modification or withdrawal of the tender offer was made; (v) it is recognized that Toyota Industries and the Toyota Industries’ special committee revised their determinations as of June 3, 2025 and changed their recommendation to shareholders to tender their shares in the Toyota Industries tender offer at the tender offer price of 18,800 yen.

Not for distribution in or into the United States.

Accordingly, the Price in the Toyota Industries Tender Offer of 18,800 yen can be considered a fair price, and it is not such term that Toyota Fudosan or Mr. Toyoda will unfairly benefit at the expense of the Company.

Therefore, the appropriateness of the terms of the Toyota Industries Share Repurchase can be deemed reasonable.

In light of the above, the appropriateness of the terms and conditions of the Transactions Involving TMC has been ensured.

iii.	Opinion on Advisory Item (iii) (Fairness of the Procedures for the Transactions Involving TMC)

The measures to ensure fairness taken by the Company are as follows.

(1)	Establishment of the Advisory Committee and obtaining a report from the Advisory Committee

(2)	Advice from an independent law firm for the Advisory Committee

(3)	The Advisory Committee’s acquisition of a share valuation report and a fairness opinion from an independent financial advisor and third-party valuation firm

(4)	Involvement of the Advisory Committee in the negotiations

(5)	Advice from an independent law firm for the Company

(6)	The Company’s acquisition of a share valuation report from an independent third-party valuation firm

(7)	Establishment of an independent review framework within the Company

(8)	Status of information disclosure

The above-mentioned measures to ensure fairness can be evaluated as having functioned effectively as a whole.

Specifically, in connection with the Transactions Involving TMC, appropriate fairness assurance measures that can be assessed as having functioned effectively overall were implemented. It can be concluded that a situation was ensured in which reasonable efforts were made to conduct the Transactions Involving TMC under the most favorable terms possible for the Company, while enhancing the Company’s corporate value.

In addition, the negotiation process regarding the terms of the Contribution, the negotiation process regarding the terms of the upper limit of the Tender Offer Price, and the negotiation process concerning the terms of the Transactions Involving TMC are considered reasonable, and no circumstances suggesting a lack of fairness have been identified.

In light of the above, (i) the measures to ensure fairness implemented in connection with the Transactions Involving TMC are recognized to have functioned effectively as a whole, and (ii) the negotiation process regarding the terms of the Transactions Involving TMC has also been appropriately conducted. Therefore, it can be concluded that due consideration has been given to the interests of the Company through fair procedures in the Transactions Involving TMC.

Not for distribution in or into the United States.

iv.	Opinion on Advisory Item (iv) (Whether to proceed with the Transactions Involving TMC)

As discussed above, even after taking into account the changes identified since June 3, 2025, the implementation of the Transactions Involving TMC is considered to contribute to the enhancement of the Company’s corporate value. The purpose of the Transactions Involving TMC is deemed reasonable, and the fairness of both the transaction terms and the procedures has also been recognized. Therefore, the Advisory Committee considers it appropriate for the Company’s board of directors to make a decision to proceed with the Transactions Involving TMC.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Thereafter, the Company was notified by Toyota Fudosan that, after comprehensively taking into consideration the status of tenders by the shareholders of Toyota Industries in the Tender Offer for Toyota Industries following commencement of the Tender Offer for Toyota Industries and the prospects for future tenders, in order to provide the shareholders of Toyota Industries with an additional opportunity to decide whether to tender their shares in the Tender Offer for Toyota Industries and to further increase the likelihood that the Tender Offer for Toyota Industries would be successfully completed, on February 28, 2026, Toyota Fudosan formed an intention to increase the Price in the Toyota Industries Tender Offer from 18,800 yen to 20,600 yen, which would constitute its best and final tender offer price, subject to its obtaining loan certificates for the amount of necessary borrowings from relevant financial institutions, and that it would extend the tender offer period for the Tender Offer for Toyota Industries until March 16, 2026 in connection with the execution on March 1, 2026, in the course of discussions with a number of institutional investors, of a tender agreement between Toyota Fudosan and Elliott Advisors (UK) Limited (“Elliott”), pursuant to which, upon satisfaction of certain conditions precedent, Elliott and its affiliates would tender the Toyota Industries shares, which would be held by Elliott and its affiliates, in the Tender Offer for Toyota Industries.

Not for distribution in or into the United States.

Subsequently, the Company was notified by Toyota Fudosan that, since the loan certificates of relevant financial institutions, which is a condition precedent to changing the Price in the Toyota Industries Tender Offer, can be obtained and the conditions precedent for the tender agreement executed with Elliott will also be satisfied, the Price in the Toyota Industries Tender Offer will be increased to 20,600 yen as planned and the tender offer period for the Tender Offer for Toyota Industries will be extended until March 23, 2026.

Further, since the repurchase price in the Toyota Industries Share Repurchase has been set so that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries, assuming that the provisions for exclusion of deemed dividends from taxable income applies to the Company, as described below, the Company has been notified by Toyota Fudosan that the per-share repurchase price in the Toyota Industries Share Repurchase will be changed from 15,491 yen to 16,972 yen in response to the increase in the Price in the Toyota Industries Tender Offer described above.

The Company had determined, by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, that prior to a board resolution on the Tender Offer for Own Shares, it would ask the Advisory Committee to confirm whether or not the contents of the June 3, 2025 Report submitted to the board of directors of the Company should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Own Shares. Since the repurchase price in the Toyota Industries Share Repurchase will be changed due to the increase in the Price in the Toyota Industries Tender Offer as described above, in light of the above, the Company obtained an additional report dated March 4, 2026 (the “March 4, 2026 Additional Report”) from the Advisory Committee, in connection with the decision-making on the change of the repurchase price in the Toyota Industries Share Repurchase, that, in summary, contained no change to their opinion stated in the June 3, 2025 Report and the January 14, 2026 Additional Report (collectively, the “Advisory Reports (as of January 14, 2026)”). The summary of the additional report is as follows.

i.	Opinion on Advisory Item (1) (Reasonableness of the Purpose of the Transactions Involving TMC)

With respect to the purpose of the Transactions, including the Transactions Involving TMC, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports (as of January 14, 2026).

ii.	Opinion on Advisory Item (2) (Appropriateness of the Terms and Conditions of the Transactions Involving TMC)

Not for distribution in or into the United States.

(i)

With respect to the underwriting terms of the Contribution, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports (as of January 14, 2026).

For the avoidance of doubt, the Advisory Committee confirmed with Plutus and KPMG whether any impact on the valuation of the Preferred Shares would arise as a result of the increase in the amount of borrowings from financial institutions. They confirmed that no material impact would arise, and that the payment amount for the Preferred Shares remains within the valuation range calculated by Plutus and KPMG and that the preferred dividend rate remains within the range of the capital cost of the Preferred Shares calculated by Plutus and KPMG. In this respect as well, it can be said that the appropriateness of the terms of the Contribution is ensured.

(ii)

With respect to the terms of the Tender Offer for Own Shares, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports (as of January 14, 2026).

(iii)

Based on the following reasons, the Price in the Toyota Industries Tender Offer of 20,600 yen is considered appropriate and the terms of the Toyota Industries Share Repurchase as revised accordingly are also considered appropriate.

a. The Price in the Toyota Industries Tender Offer has been increased from 18,800 yen to 20,600 yen, and correspondingly the per-share repurchase price in the Toyota Industries Share Repurchase has been revised from 15,491 yen to 16,972 yen. This change reflects arm’s-length negotiations conducted between Toyota Fudosan and a major shareholder (Elliott), taking into account factors including the market price trends of Toyota Industries shares, which resulted in an agreement to set the Price in the Toyota Industries Tender Offer at JPY 20,600.

b. In general, price negotiations conducted under a structure involving conflicts of interest carry a risk that one party may obtain undue advantages at the expense of the general shareholders of the other party. Accordingly, measures to ensure fairness are typically implemented to approximate arm’s-length negotiations between independent parties. In this case, Toyota Fudosan agreed on the price of 20,600 yen through arm’s-length negotiations with a major shareholder (Elliott).

Given the structure of such negotiation process, there is no room for Toyota Fudosan or Mr. Toyoda to obtain undue benefits at the expense of the Company, and the price of 20,600 yen agreed upon through such negotiations can be recognized as reasonable and appropriate by virtue of the negotiation process itself.

c. In the January 14, 2026 Additional Report, the Advisory Committee, on the premise that the Price in the Toyota Industries Tender Offer was 18,800 yen, examined various factors, including (i) measures to ensure fairness taken in the Tender Offer for Toyota Industries, (ii) the negotiation process of the Price in the Toyota Industries Tender Offer, and (iii) the valuation results and premium levels, and concluded that the Price in the Toyota Industries Tender Offer of 18,800 yen could be evaluated as fair. The Price in the Toyota Industries Tender Offer of 20,600 yen can likewise be evaluated as fair from the perspectives set forth in (i) through (iii) above.

Not for distribution in or into the United States.

d. Based on the foregoing, the Price in the Toyota Industries Tender Offer of 20,600 yen is considered appropriate and the terms of the Toyota Industries Share Repurchase as revised accordingly are also considered appropriate.

iii.	Opinion on Advisory Item (3) (Fairness of the Procedures for the Transactions Involving TMC)

With respect to the procedures in the Transactions Involving TMC, no changes have been identified since January 14, 2026; accordingly, there are no changes to the contents of the Advisory Reports (as of January 14, 2026).

iv.	Opinion on Advisory Item (4) (Whether to proceed with the Transactions Involving TMC)

As discussed above, the implementation of the Transactions Involving TMC contributes to the enhancement of the Company’s corporate value, the purpose of the Transactions Involving TMC is recognized as reasonable, and the fairness of the transaction terms and the fairness of the procedures are also recognized; accordingly, there are no changes to the contents of the Advisory Reports (as of January 14, 2026).

Based on such additional report, the Company determined that the revised repurchase price in Toyota Industries Share Repurchase (16,972 yen) reflects the change in the Price in the Toyota Industries Tender Offer described above, and that its terms are considered appropriate. Accordingly, the Company resolved by way of a written resolution dated March 6, 2026 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, that the per-share repurchase price in Toyota Industries Share Repurchase be changed from 15,491 yen to 16,972 yen. In this connection, if the Toyota Industries Shares Held by TMC are sold through the Toyota Industries Share Repurchase during the fiscal year ending March 31, 2027, the Company expects to record 1,206.3 billion yen in gains on sales of shares of subsidiaries and affiliates in its non-consolidated financial statements for the fiscal year ending March 31, 2027. The Company also expects to record approximately 600 billion yen in gains on sales of shares of subsidiaries and affiliates in its consolidated financial statements for the same fiscal year. These amounts are preliminary estimates as of today and may change in the future.

Subsequently, the Company has been notified by Toyota Industries’ Offeror that the Tender Offer for Toyota Industries was successfully completed, with the number of Toyota Industries Shares tendered reaching 191,087,116 shares, which exceeds the minimum number of shares to be purchased (126,215,300 shares), as stated in the Press Release on Toyota Industries’ Tender Offer Results announced on March 24, 2026 by Toyota Industries’ Offeror. The Company had determined, by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, that prior to a board resolution on the Tender Offer for Own Shares, it would ask the Advisory Committee to confirm whether or not the contents of the June 3, 2025 Report provided by the Advisory Committee to the board of directors of the Company should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Own Shares. In light of the above, in making a decision regarding the Tender Offer for Own Shares, the Company has obtained a further additional report from the Advisory Committee dated March 26, 2026 that, in summary, contained no change to their opinion stated in the June 3, 2025 Report, the January 14, 2026 Additional Report, and the March 4, 2026 Additional Report (collectively, the “Advisory Reports”). The summary of the latest additional report is as follows.

Not for distribution in or into the United States.

i.	Opinion on Advisory Item (1) (Reasonableness of the Purpose of the Transactions Involving TMC)

With respect to the purpose of the Transactions, including the Transactions Involving TMC, no changes have been identified since March 4, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

ii.	Opinion on Advisory Item (2) (Appropriateness of the Terms and Conditions of the Transactions Involving TMC)

With respect to the terms and conditions of the Transactions Involving TMC, no changes have been identified since March 4, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

iii.	Opinion on Advisory Item (3) (Fairness of the Procedures for the Transactions Involving TMC)

With respect to the procedures in the Transactions Involving TMC, no changes have been identified since March 4, 2026; accordingly, there are no changes to the contents of the Advisory Reports.

iv.	Opinion on Advisory Item (4) (Whether to proceed with the Transactions Involving TMC)

As discussed above, the implementation of the Transactions Involving TMC contributes to the enhancement of the Company’s corporate value, the purpose of the Transactions Involving TMC is recognized as reasonable, and the fairness of the transaction terms and the fairness of the procedures are also recognized; accordingly, there are no changes to the contents of the Advisory Reports.

Based on such additional report, having determined that there are no circumstances that would prevent the satisfaction of the conditions precedent to the Tender Offer for Own Shares, the Company has resolved by way of a written resolution dated today in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation to conduct the Tender Offer for Own Shares and to set the the Tender Offer Price at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on March 27, 2026, the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used), and based on such resolution, the Company finally determined the Tender Offer Price to be 3,067 yen.

Not for distribution in or into the United States.

As described above, the Transactions Involving TMC, including the Tender Offer for Own Shares, involve a potential risk of conflicts of interest between Mr. Toyoda and the Company. As such, Mr. Toyoda has not participated in the Company’s consideration of the Transactions Involving TMC and discussions with the relevant parties in his capacity representing the Company. However, his written consent for the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, the written resolution of March 6, 2026 in lieu of a resolution of the board of directors, and the written resolution of today in lieu of a resolution of the board of directors, has been obtained because, under the Companies Act, a written resolution requires the written consent of all directors who are eligible to vote on matters relating to a proposal, and since it may be construed that Mr. Toyoda does not have a special interest prescribed in Article 369, Paragraph 2 of the Companies Act with respect to the relevant proposal and is eligible to vote, and in such case, his written consent is also required.

With respect to the funds required for the Tender Offer for Own Shares, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of December 31, 2025, as stated in the FY2025 Third Quarter Consolidated Financial Results (IFRS) announced by the Company on February 6, 2026 (“FY2025 3Q Financial Results”), was 7,918,907 million yen (on-hand liquidity ratio: 1.9 months) (Note 4), and is expected to be 4,262,010 million yen (on-hand liquidity ratio: 1.0 months) (Note 5) even after appropriating the funds required for the Tender Offer for Own Shares (3,656,897 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

(Note 4)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of December 31, 2025 stated in the FY2025 3Q Financial Results by monthly operating revenue (which refers to the figure obtained by dividing the consolidated operating revenue for the nine months ended December 31 by 9 months; hereinafter the same) calculated from the FY2025 3Q Financial Results (rounded to one decimal place).

(Note 5)

This was obtained by deducting the amount of funds required for repurchase in the Tender Offer for Own Shares from the Company’s consolidated on-hand liquidity as of December 31, 2025 stated in the FY2025 3Q Financial Results and dividing such figure by the monthly operating revenue calculated from the FY2025 3Q Financial Results (rounded to one decimal place).

The Tender Offer for Own Shares is to be conducted as part of the delisting of Toyota Industries, as described above. The Company believes that the significance and purpose of participating in the delisting of Toyota Industries and the series of transactions are as follows.

The Company originated from the Automobile Department, which was established in 1933 within Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation), which was founded in November 1926 in Kariya-shi, Aichi to manufacture “Type G Automatic Looms” invented by Sakichi Toyoda. Ever since its founding, the Company has sought to contribute to “a more prosperous society through the manufacture of automobiles,” operating its business with a focus on vehicle production and sales. Currently, the automotive industry is in a once-in-a-century period of change, and with its mission of “producing happiness for all,” as a member of the Toyota Group, the Company is taking on challenges to “transform into a mobility company” and aiming to contribute to the development of the mobility industry in Japan and the world through these challenges. Mobility involves four perspectives (namely, people, goods, information, and energy); among these, the Company is working on the evolution of cars from the perspective of movement of people and is aiming to contribute to the realization of a “mobility society” full of smiles. On the other hand, the Company believes that in order for the Toyota Group to “transform into a mobility company,” it is necessary to focus not only on movement of people but also on movement of goods. Under these circumstances, the Company believes that Toyota Industries, which engages in materials handling equipment business within the Toyota Group for development, manufacture, and sale of products and services of wide-ranging domains, from lift trucks to logistics equipment and systems, and which is a globally remarkable leading company regarding movement of goods, is indispensable for these transformations, and that it is important to further strengthen its competitiveness.

Not for distribution in or into the United States.

As stated in “Boosting Growth Investment to Power Mobility Company Transformation” announced on the Company’s website on November 29, 2023, to achieve further growth for the Toyota Group, since fiscal year 2023, Toyota Group companies have been working to improve capital efficiency by selling shares mutually held among Toyota Group companies and effectively leveraging the funds obtained through the sale, while maintaining the capital ties that have sustained a strong relationship among the group companies. As part of this effort, the Company has continuously been considering various options, including reviewing its capital ties with Toyota Industries.

As a result, the Company has come to consider that Toyota Industries’ utilizing the Toyota Group’s platforms (network, business, technology, human resources, etc.) to the utmost extent, deepening business collaboration and cooperation with Toyota Group companies, and achieving growth from a long-term perspective as a leading company regarding movement of goods, while maintaining and strengthening its current revenue business base, without preconceiving concerns over short-term deterioration of business performance, will contribute to improvement of the corporate value of Toyota Industries and ultimately the entire Toyota Group, which is advancing initiatives for the transformation into a mobility company; thus, in the process of reviewing the capital relationship among Toyota Group companies, the Company has come to determine that Toyota Industries should consider going private. Based on the above background, the Company believed that Toyota Industries should consider taking drastic measures, including going private, in order for Toyota Industries to lead within the Toyota Group the business domain centered on movement of goods, such as materials handling equipment and logistics solutions, while the Toyota Group transforms into a corporate group which leads the mobility industry supporting the movement of people, goods, information, and energy, and to strengthen the competitiveness of Toyota Industries’ automotive business through further deepening of collaboration with the Toyota Group. Thus, on December 16, 2024, the Company submitted an initial letter of intent to Toyota Industries concerning the consideration of the privatization of Toyota Industries, including a tender offer.

Not for distribution in or into the United States.

Among the disadvantages generally expected of being delisted, which include: (a) difficulty in obtaining equity financing through public offerings; (b) decreased motivation of Toyota Industries’ employees and loss of employees; (c) possible negative effects on Toyota Industries’ recruitment of employees; (d) possible negative effects on transactions with existing customers and the acquisition of new customers; (e) impact on compliance systems; and (f) potential loss of trust of other stakeholders, including business partners, with regard to (a), for the time being Toyota Fudosan does not anticipate a situation after the Transactions in which Toyota Industries will need to raise funds from capital markets, and believes that if significant funds are required for future advancement of business (logistics solutions, batteries, etc.), Toyota Industries can leverage the creditworthiness of the Toyota Group and a financial structure and support system can be established to meet any significant capital needs, including equity financing. The Company shares the same view. Furthermore, with regard to (b) through (f), while Toyota Industries’ position as a member of the Toyota Group will not change even if Toyota Industries is delisted, there may be certain adverse effects, but Toyota Fudosan believes that it will be able to respond to and overcome such adverse effects to minimize them while strengthening unity within the group through discussions with Toyota Industries, and the Company shares the same view.

The Company then considered that, when Toyota Industries is to go private, if the Company engaging in the automobile business or its subsidiaries were to take Toyota Industries private, there would be a risk that Toyota Industries be constrained by the perspective of automotive OEMs, which operate businesses with a focus on responding to technological innovations and market changes in the automotive industry. Therefore, the Company believes that in order for Toyota Industries, which has been operating materials handling equipment business, a non-automotive business, to realize growth in the new mobility domain, it is necessary to pursue an approach to realize growth in the next-generation mobility domain that allows for the active incorporation of innovative ideas and diverse perspectives, transcending industry boundaries, by having acquirers other than the Company or its subsidiaries. In addition, based on the history of collaborations between Toyota Industries, which is the origin of the Toyota Group, and Toyota Group companies, the Company became convinced that instead of the Company or its subsidiaries taking Toyota Industries private, (a) from the viewpoint of deepening business collaboration and cooperation with Toyota Group companies, Toyota Fudosan, whose shares are held by Toyota Group companies, and (b) from the viewpoint of committing to the Transactions, Mr. Toyoda becoming shareholders that directly or indirectly hold voting rights in Toyota Industries would be the best way for the entire Toyota Group to grow. (The ownership percentages of Toyota Fudosan shares (Note 6) by Toyota Group companies involved in the Transactions are shown below.)

Company Name	Ownership Percentage
TMC	24.46%
Toyota Industries	19.43%
DENSO	19.00%
Aisin	11.00%
Toyota Tsusho	7.00%

Not for distribution in or into the United States.

(Note 6)

“Ownership percentages of Toyota Fudosan shares” means the ratio of the shares owned (rounded to two decimal places) to the number of shares (24,400,000 shares) obtained by deducting the number of treasury shares (0 shares) held by Toyota Fudosan as of March 31, 2025 from the total number of issued shares of Toyota Fudosan as of March 31, 2025 (24,400,000 shares).

Within the overall scheme, the transactions in which the Company is involved are: (i) the Contribution (800 billion yen in non-voting preferred shares with a preferred dividend rate of 8.6% per annum (compounded)); (ii) the Tender Offer for Own Shares; and (iii) the sale of Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase, without tendering them in the Tender Offer for Toyota Industries. The intention of (i) is to invest the ample cash that the Company has accumulated to support the privatization of Toyota Industries, which has growth areas in non-automotive domain, including logistics solutions business. The Company believes that supporting Toyota Industries to strengthen its competitiveness and enhance its value with a long-term perspective will also contribute to the enhancement of corporate value for the entire Toyota Group, and as a result, the Company can enjoy business benefits and secure financial returns by making the investment in the form of preferred shares. As for (ii), in the course of considering the overall Transactions, the Company communicated to Toyota Industries that the sale of TMC Common Shares held by Toyota Industries may be necessary. Subsequently, Toyota Industries responded positively to the Transactions as a whole, including the sale of TMC Common Shares, which has led to further considerations. The Tender Offer for Own Shares was chosen as a means to minimize the impact on general shareholders, and the Company believes that sufficient consideration has been given to TMC shareholders upon determining the Tender Offer Price by adopting a price calculation formula and setting a discount rate. One of the reasons for (iii) is to promote the unwinding of cross-shareholdings among the Toyota Group companies. In addition, assuming that the provisions for exclusion of deemed dividends from taxable income applies to the Company, the repurchase price in the Toyota Industries Share Repurchase is set so that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries, and therefore the Company believes that the financial benefits of (iii) are essentially equivalent to those obtained by tendering the Toyota Industries Shares Held by TMC in the Tender Offerfor Toyota Industries.

The Company believes that the delisting of Toyota Industries is expected to accelerate the growth of the Toyota Group as a mobility company, which will allow to demonstrate to the Company’s shareholders a clearer path toward enhancing the corporate value of the Company. (For details of the overall scheme, please refer to the Press Release of Toyota Industries’ Offeror.)

Not for distribution in or into the United States.

For your reference, diagrams of the series of Transactions Involving TMC are provided below.

Transaction (1) (late March 2026)

Transaction (2) (to commence in late March 2026)

Transaction (3) (to be determined)

Not for distribution in or into the United States.

2. Details of the Resolution of Board of Directors on the Share Repurchase

(1) Details of the resolution

Type of share certificates, etc.	Total number of shares	Total purchase price
Common stock	Up to 1,192,331,020 shares	Up to 4,341,277,243,820 yen

(Note 1)	Total number of issued shares as of today: 15,794,987,460 shares

(Note 2)

The ratio of the total number of shares to be purchased (1,192,331,020 shares) to the total number of issued shares as of December 31, 2025 (13,033,386,727 shares excluding treasury shares) is 9.15% (rounded to two decimal places).

(Note 3)	Period during which the shares can be purchased: March 31, 2026 to June 30, 2026

(2) Listed share certificates, etc. relating to own shares already purchased pursuant to the resolution

Not applicable

3. Outline of the Tender Offer

(1) Schedule

(1)	Date of resolution by the board of directors	Monday, March 30, 2026

(2)	Date of public notice of commencement of tender offer

Tuesday, March 31, 2026

An electronic public notice will be given and notification of such notice will be published in The Nihon Keizai Shimbun.

URL of electronic public notice:

https://disclosure2.edinet-fsa.go.jp/

(3)	Date of filing of Tender Offer Explanation Statement	Tuesday, March 31, 2026

(4)	Tender offer period	From Tuesday, March 31, 2026 to Monday, April 27, 2026 (20 business days)

(2) Price of tender offer

3,067 yen per common share

Not for distribution in or into the United States.

(3) Basis for the calculation of the price of tender offer

(i) Basis of calculation

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, in order to grasp the trend of the discount rate in a certain number of recent similar projects, the Company reviewed 77 cases of tender offers for own shares that completed settlement between May 2022 and April 2025 (the “Reference Cases”). Of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 cases of tender offers for own shares that completed settlement between January 2023 and December 2025 (the “Reference Cases (as of January 2026)”), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of June 3, 2025 (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has, as of June 3, 2025, decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of the written resolution in lieu of a resolution of the Company’s board of directors (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

Thereafter, on December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the Price in the Toyota Industries Tender Offer; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the Price in the Toyota Industries Tender Offer, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the Price in the Toyota Industries Tender Offer in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the Price in the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

Not for distribution in or into the United States.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Subsequently, the Company has been notified by Toyota Industries’ Offeror that the Tender Offer for Toyota Industries was successfully completed, with the number of Toyota Industries Shares tendered reaching 191,087,116 shares, which exceeds the minimum number of shares to be purchased (126,215,300 shares), as stated in the Press Release on Toyota Industries’ Tender Offer Results announced on March 24, 2026 by Toyota Industries’ Offeror. In light of this, having determined that there are no circumstances that would prevent the satisfaction of the conditions precedent to the Tender Offer for Own Shares, the Company has resolved by way of a written resolution dated today in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation to conduct the Tender Offer for Own Shares and to set the the Tender Offer Price at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on March 27, 2026, the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used), and based on such resolution, the Company finally determined the Tender Offer Price to be 3,067 yen.

Not for distribution in or into the United States.

(ii) Process of calculation

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 Reference Cases (as of January 2026), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and an appropriate level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of June 3, 2025 (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has, as of June 3, 2025, decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of the written resolution in lieu of a resolution of the Company’s board of directors (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

Thereafter, on December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the Price in the Toyota Industries Tender Offer; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the Price in the Toyota Industries Tender Offer, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the Price in the Toyota Industries Tender Offer in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the Price in the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

Not for distribution in or into the United States.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held on January 14, 2026, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if the resulting price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

Subsequently, the Company has been notified by Toyota Industries’ Offeror that the Tender Offer for Toyota Industries was successfully completed, with the number of Toyota Industries Shares tendered reaching 191,087,116 shares, which exceeds the minimum number of shares to be purchased (126,215,300 shares), as stated in the Press Release on Toyota Industries’ Tender Offer Results announced on March 24, 2026 by Toyota Industries’ Offeror. In light of this, having determined that there are no circumstances that would prevent the satisfaction of the conditions precedent to the Tender Offer for Own Shares, the Company has resolved by way of a written resolution dated today in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation to conduct the Tender Offer for Own Shares and to set the the Tender Offer Price at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on March 27, 2026, the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used), and based on such resolution, the Company finally determined the Tender Offer Price to be 3,067 yen.

Not for distribution in or into the United States.

(4) Number of share certificates, etc. to be purchased

Type of share certificates, etc.	Number of shares to be purchased	Number of shares to be in excess	Total
Common stock	1,192,330,920 shares	— shares	1,192,330,920 shares

(Note 1)

If the total number of the Tendered Share Certificates, Etc. does not exceed the number of shares to be purchased (1,192,330,920 shares), the Company will purchase all of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. exceeds the number of shares to be purchased (1,192,330,920 shares), the Company will not purchase all or some of the excess and conduct delivery and other settlements relating to the purchase of share certificates according to the pro rata method provided in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, as amended).

(Note 2)

Even if the shares are less than one unit, such shares are also subject to the Tender Offer for Own Shares. If the shareholders exercise their right to demand purchase of shares less than one unit in accordance with the Companies Act, the Company may purchase its own shares during the period of the Tender Offer for Own Shares (the “Tender Offer Period”) in accordance with the procedures under laws and regulations.

(5) Funds required for tender offer

3,656,896,931,640 yen

(Note)

The amount of funds required for the tender offer represents the sum of the purchase price (3,656,878,931,640 yen), the handling fees of the tender offer, and an estimate of costs related to the public notice regarding the tender offer, printing of the Tender Offer Explanation Statement and other necessary documents, and other expenses.

Not for distribution in or into the United States.

(6) Method of settlement

(i) Name and address of head office of financial instruments business operator/bank that will conduct settlement of the tender offer

Nomura Securities Co., Ltd.    1-13-1 Nihonbashi, Chuo-ku, Tokyo

(ii) Commencement date of settlement

Monday, May 25, 2026

(iii) Method of settlement

Upon termination of the Tender Offer Period, a written notice of purchase through the tender offer will be sent by post without delay to the address of any person who has accepted the offer for purchase or who has offered the sale of the share certificates, etc. subject to the Tender Offer for Own Shares (the “Tendering Shareholder(s)”) (or the standing proxy in the case of shareholders residing outside Japan and who do not have a tradable account with the tender offer agent (including corporate shareholders; the “Foreign Shareholders”)).

The purchase will be made in cash. The Tendering Shareholders will be able to receive the proceeds for the sale of its shares in the tender offer less the applicable withholding tax (note) through remittance or other methods designated by the Tendering Shareholders, subject to bank remittance fees, without delay on or after the commencement date of settlement.

(Note) Taxation on shares purchased through a tender offer

Shareholders should consult experts including certified tax accountants regarding any specific tax questions and make their own decisions regarding tax matters.

i. Taxation for individual shareholders who tendered in the Tender Offer for Own Shares is as follows.

(a) If the Tendering Shareholder is a resident of Japan or a non-resident with a permanent establishment in Japan

If the amount of proceeds to be delivered through the Tender Offer for Own Shares exceeds the value of the shares corresponding to the portion serving as the basis of such delivery, among the Company’s stated capital (i.e., if the purchase price per share exceeds the amount of the Company’s stated capital per share), the amount corresponding to such portion in excess will be deemed as dividend, and thus taxed. In addition, the amount of proceeds to be delivered through the Tender Offer for Own Shared less the amount to be deemed as dividends will be treated as income from share transfer. If there is no amount to be deemed as dividends (i.e., if the purchase price per share is equal to or less than the amount of the Company’s stated capital per share), the entire amount of the proceeds to be delivered will be treated as income from share transfer.

Not for distribution in or into the United States.

The amount deemed as dividend will be taxed and withheld at the tax rate of 20.315% (comprising of income tax and special income tax for reconstruction (the “Special Income Tax for Reconstruction”) pursuant to the Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake (Act No. 117 of 2011, as amended), which collectively account for 15.315%, and inhabitants tax, which accounts for 5%) (non-residents with a permanent establishment in Japan are not subject to the special collection of 5% inhabitants tax). However, if a shareholder falls under the category of a large shareholder (the “Large Shareholder”) under Article 4-6-2, Paragraph 38 of the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended), an amount equivalent to 20.42% (income tax and Special Income Tax for Reconstruction only) will be withheld. In addition, if the total shareholding ratio of the Tendering Shareholder who will receive the amount to be deemed as dividend and the corporation falling under the category of a family company under the Corporation Tax Act when such Tendering Shareholder is used as the base shareholder for the judgment accounts to three-hundredth (3/100) or more of the total number of issued shares, such amount to be deemed as dividend is subject to comprehensive taxation.

The amount of income from the share transfer less the acquisition costs for such shares is, in principle, subject to separate self-assessment taxation.

When tendering shares in a tax-exempt account (the “Tax-Exempt Account”) provided in Article 37-14 (Tax Exemption on Income from Transfers of Small Amounts of Publicly-Traded Shares in a Tax-Exempt Account) of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended) in the Tender Offer for Own Shares, and if the financial instruments business operator at which such Tax-Exempt Account is opened is Nomura Securities Co., Ltd., in principle, the income from the transfer of shares in the Tender Offer for Own Shares will be exempted from tax. In the case where the Tax-Exempt Account is opened at a financial instruments business operator other than Nomura Securities Co., Ltd., the handling may differ from the above.

(b) If the Tendering Shareholder is a non-resident without any permanent establishments in Japan

The amount deemed as dividend will be taxed and withheld at the tax rate of 15.315% (income tax and Special Income Tax for Reconstruction only). Tendering Shareholders falling under the category of a Large Shareholder are subject to withholding tax at the rate of 20.42% (income tax and Special Income Tax for Reconstruction only). Income incurred from such transfer will, in principle, not be taxed.

Not for distribution in or into the United States.

ii. If the amount of proceeds to be delivered to corporate shareholders through the Tender Offer for Own Shares exceeds the value of the shares corresponding to the portion serving as the basis of such delivery, among the Company’s stated capital, the amount corresponding to such portion in excess will be deemed as dividend. The portion that is deemed as dividend is, in principle, subject to withholding tax at the rate of 15.315% (income tax and Special Income Tax for Reconstruction only).

Furthermore, the amount to be deemed as dividends, which is paid by the Company to the Tendering Shareholders (limited to corporations having its head office or principal office in Japan (i.e., domestic corporations)) who directly hold more than one-third (1/3) of the total number of issued shares of the Company on the record date for the payment of such dividends, will not be subject to income tax and Special Income Tax for Reconstruction, and thus will not be withheld.

Foreign Shareholders who wish to receive a reduction or exemption of income tax on the amount of such deemed dividend in accordance with applicable income tax convention should submit an application form for income tax convention to the tender offer agent together with the tender offer application form

(7) Other matters

(i)

The Tender Offer for Own Shares is not conducted, directly or indirectly, in or targeted at the United States, nor through the postal service in the United States or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), nor through any stock exchange in the United States. No tender of shares in the Tender offer for Own Shares may be made through the above-mentioned methods or means, through such stock exchange, or from the United States.

In addition, the Tender Offer Registration Statement or relevant documents will not, and may not, be sent or distributed in, to, or from the United States by the postal service or any other means. No tender that directly or indirectly violates the above-mentioned restrictions will be accepted in the Tender Offer for Own Shares.

When tendering in the Tender Offer for Own Shares, Tendering Shareholders (or the standing proxy in the case of the Foreign Shareholders) may be required to make the following representations and warranties to the tender offer agent: that the Tendering Shareholder is not in the United States at the time of tendering and at the time of sending the tender offer application form; that no information (including copies thereof) relating to the Tender Offer for Own Shares has been received or sent, directly or indirectly, in, to, or from the United States; that no postal service in the United States or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication) or any stock exchange in the United States has been used, directly or indirectly, for the tender offer or the signing or delivery of the tender offer application form; that the Tendering Shareholder is not acting as an agent, fiduciary, or delegatee of another person without discretionary authority (except where such other person is giving all instructions regarding the tender offer from outside the United States).

Not for distribution in or into the United States.

(ii)	Execution of the Master Agreement

The Company executed the Master Agreement dated June 3, 2025 with Toyota Fudosan which includes, among other things, that: (i) the Company would not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) the Company would conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (iii) the Company would conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of the Company’s board of directors; and (iv) the Company would sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures. It was agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror would also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror became parties to the Master Agreement.

Additionally, the Company executed an amendment to the Master Agreement dated January 14, 2026 with respect to changes to the terms and conditions of the Contribution and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

Further, the Company has executed an amendment to the Master Agreement dated March 6, 2026 with respect to changes to the terms and conditions of the Toyota Industries Share Repurchase and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia). This press release does not constitute an extension into the United States of the tender offer mentioned in this press release.

End

38

Not for distribution in or into the United States.